
02041577

1-14000

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECD S.E.C.
JUN 2 4 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

6/1/2002

For the month of June 2002

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Proxy Statement dated June 14,2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: June 24, 2002

By: 
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI
GUCCI GROUP

Rembrandt Tower
Amstelplein No. 1
1096 HA Amsterdam
The Netherlands

June 14, 2002

Dear Shareholder:

You are cordially invited to attend the 2002 Annual General Meeting of Shareholders of Gucci Group N.V., which will be held at 11:00 a.m. on Monday, July 15, 2002, at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands.

We have attached a notice of Annual General Meeting, including the Agenda, and a Proxy Statement that contains information regarding the matters that will be considered at the meeting. We hope that you will attend. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting.

If you are unable to attend, we would ask you to complete and sign the enclosed proxy card and return it in the envelope provided.

We look forward to seeing you at the meeting or to receiving your proxy card.

Sincerely,



Domenico De Sole,
President and Chief Executive Officer

Gucci Group NV, Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, tel 31-20-462 1700, fax 31-20-465 3569
Trade Register in Amsterdam 33223151 VAT number NL 800859261B01



GUCCI GROUP

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Annual General Meeting of Shareholders (the "Annual Meeting") of Gucci Group N.V. (the "Company"), which will be held at 11:00 a.m. on Monday, July 15, 2002, at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands.

The Agenda for the Annual Meeting, containing proposals made by the Supervisory Board and the Management Board, shall be as follows:

1. Call to Order and Opening by the Chairman of the Supervisory Board.
2. Report of the Chief Executive Officer and Management Board on the course of the Company's business and the conduct of its affairs during, and the Dutch statutory accounts for, the fiscal year ended January 31, 2002 ("Fiscal 2001").
3. Report of the Supervisory Board on the statutory accounts for Fiscal 2001.
4. Statutory Accounts for Fiscal 2001:
   a. Proposal to adopt the statutory accounts for Fiscal 2001.
   b. Proposal to approve the management performed by the Management Board and the supervision performed by the Supervisory Board during Fiscal 2001, including discharge from liability in respect of their respective duties during Fiscal 2001.
5. Proposal to set the number of members of the Supervisory Board at eight and to appoint eight persons as members of the Supervisory Board.
6. Proposal to appoint three persons as members of the Management Board.
7. Proposal to extend the authority of the Management Board to repurchase shares of the Company's share capital for a period of 18 months (until January 15, 2004).
8. Proposal to amend the Articles of Association of the Company.
9. Proposal to approve the Company's French Incentive Stock Option Plan and amend the Company's Incentive Stock Option Plans, including to increase by 1,250,000 common shares the number of common shares reserved for issuance thereunder.
10. Questions.
11. Adjournment.

Copies of the statutory accounts for Fiscal 2001, the reports of the Supervisory Board and the Management Board, the lists of nominees for appointment to the Supervisory Board and the Management Board, the draft deed of amendment of the Articles of Association and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands, at KAS-Associatie N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate clients), and at The Bank of New York, 101 Barclay Street, 22W, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian).

Registered shareholders desiring to exercise voting rights, either in person or by proxy, are requested to complete and sign the enclosed attendance form or proxy card, and send it to The Bank of New York at the address listed thereon (and, in the case of the proxy card, in the envelope provided), such that the attendance form or proxy card will be received by The Bank of New York by no later than 12:00 p.m., New York time, on July 12, 2002. June 7, 2002, has been selected as the notional record date for the purpose of soliciting proxies from the registered holders of shares of New York registry, many of whom are expected to mark proxies in accordance with the instructions of beneficial owners of shares of New York registry as of that date. However, in accordance with Dutch law, only persons who are registered shareholders on the day of the Annual Meeting are entitled to vote, in person or by proxy, and registered shareholders may only vote shares held of record on the day of the Annual Meeting. Consequently, proxies will only be valid to the extent of shares held by registered shareholders on the day of the Annual Meeting, and voting instructions on any proxies given with respect to a greater number of shares will be followed in the same proportion as is indicated on the proxy card, but only with respect to the number of shares held of record on the day of the Annual Meeting.

June 14, 2002
The Management Board

GUCCI GROUP N.V.
Rembrandt Tower
Amstelplein No. 1
1096 HA Amsterdam
The Netherlands

PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 15, 2002

This Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of Gucci Group N.V. (the "Company" or "Gucci") on or about June 14, 2002, in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on July 15, 2002 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands, and at any adjournments thereof (the "Annual Meeting").

The Company's 2001 Annual Report to Shareholders (the "Annual Report"), containing the Company's audited consolidated financial statements (and the statutory accounts) for the fiscal year ended January 31, 2002 ("Fiscal 2001") is enclosed herewith.

In accordance with the Articles of Association of the Company and Dutch law, copies of the statutory accounts for Fiscal 2001, the reports of the Supervisory Board and the Management Board, the lists of nominees for appointment to the Supervisory Board and the Management Board, the draft deed of amendment of the Articles of Association and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands, at KAS-Associatie N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate clients), and at The Bank of New York, 101 Barclay Street, 22W, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian).

The entire cost of soliciting proxies for the Annual Meeting will be borne by the Company, including expenses in connection with preparing and mailing proxy solicitation materials. The Company also will reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy solicitation materials to the beneficial owners of shares of New York registry.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A under the U.S. Securities Exchange Act of 1934.

The Company will file shortly with the U.S. Securities and Exchange Commission an annual report on Form 20-F for Fiscal 2001. The Company will furnish without charge copies of the annual report on Form 20-F to any shareholder requesting a copy in writing.

PROCEDURES FOR ATTENDING THE ANNUAL MEETING AND FOR VOTING IN PERSON OR BY PROXY

In order to attend, address and vote at the Annual Meeting, registered shareholders are requested to advise the Company in writing, in accordance with the procedures stated in the Notice of Annual General Meeting of Shareholders, of their intention to attend the Annual Meeting. Under Dutch law, registered shareholders may exercise their shareholder rights only for those common shares registered in their name on the day of the Annual Meeting.

All items set forth in the Agenda, including the proposals to be considered by the shareholders, were proposed by the Management Board and approved by the Supervisory Board.

As of May 31, 2002, there were 101,951,571 voting shares issued and outstanding. In addition, the Company held 676,132 repurchased shares. The shares held by the Company will not be voted at the Annual Meeting. A shareholder may cast one vote per share at the Annual Meeting. No quorum requirement applies at the Annual Meeting. Proposals made by the Supervisory Board or the Management Board shall be validly adopted if approved by an absolute majority of the votes cast at the Annual Meeting.

Shares cannot be voted at the Annual Meeting unless the registered shareholder is present in person or is represented by a written proxy. For those registered shareholders who are unable to attend the Annual Meeting in person, the enclosed proxy card naming The Bank of New York as proxyholder, with full power of substitution, is a means by which such registered shareholders may authorize the voting of their shares at the Annual Meeting. If the proxy in the enclosed form is duly executed and returned, all shares represented thereby in accordance with the procedure specified in the Notice of Annual General Meeting of Shareholders will be voted, and, where specification is made by the holder of shares on the form of proxy, will be voted by the proxyholders in accordance with such specification. If no specification is made in the proxy, the proxy will be voted by the proxyholders FOR items four, five (including FOR the appointment of Ms. Barbizet, Mr. Bellamy, Mr. Benedetti, Dr. Domeniconi, Mr. Marteau, Mr. Pinault, Mr. Vuursteen and Mr. Weinberg as members of the Supervisory Board), six (including FOR the appointment of Messrs. De Sole, Ford and Cooiman as members of the Management Board), seven, eight and nine.

In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein. Such shareholder is requested to notify the Company on or prior to July 12, 2002 of such shareholder's intention to attend the Annual Meeting and to exercise shareholder rights. The shares for which the proxy is given must be registered in the name of the shareholder on the date of the Annual Meeting. The proxyholder shall present the duly executed proxy to obtain admission to the Annual Meeting and exercise the shareholder rights represented by such proxy.

Any person who has executed and delivered a proxy and who subsequently wishes to revoke such proxy may do so by delivering a subsequently dated proxy or by giving written notice of revocation, which in each case must be received by The Bank of New York (marked to the attention of: Mr. Vinu Kurian), 101 Barclay Street, 22W, New York, NY 10286, U.S.A., on or before 12:00 p.m. (local New York time), on July 12, 2002.

AGENDA ITEM FOUR (A):

ADOPTION OF STATUTORY ACCOUNTS FOR FISCAL 2001

The Dutch Civil Code requires the preparation of the Company's audited balance sheet as of the end of each fiscal year and its statement of income for such fiscal year, prepared in accordance with statutory accounting principles (the "statutory annual accounts"). Under Section 2:406 of the Dutch Civil Code, the statutory annual accounts consist of the annual accounts of the Company on a stand-alone basis and the consolidated accounts of the Company and all of its subsidiaries. It is proposed to adopt the statutory annual accounts for Fiscal 2001. Copies of the Company's statutory annual accounts, the report of the Management Board and the report of the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands, at the offices of KAS-Associatie N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate clients) and at the offices of The Bank of New York, 101 Barclay Street, 22W, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian), from the date hereof until the close of the Annual Meeting.

Pursuant to Article 35.2 of the Articles of Association of the Company, subject to adoption of the statutory annual accounts by the shareholders at the Annual Meeting, the Supervisory Board has declared a cash dividend from the profits earned in Fiscal 2001 of U.S.$ 0.50 per share. If so approved, it is expected that shares will begin trading ex-dividend in both Amsterdam and New York on July 19, 2002, and the dividend will be paid shortly thereafter.

The Supervisory and Management Boards Recommend A Vote FOR Item Four (A).

AGENDA ITEM FOUR (B):

APPROVAL OF THE MANAGEMENT AND SUPERVISION PERFORMED BY THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD, INCLUDING DISCHARGE FROM LIABILITY IN RESPECT OF THE EXERCISE OF THEIR DUTIES DURING FISCAL 2001

In accordance with previous years and in accordance with principles of corporate governance, the adoption of the statutory accounts for Fiscal 2001 (item four (A)) and the approval of the management performed by the Management Board and the supervision performed by the Supervisory Board are included on the agenda for the Annual Meeting as separate items. It is proposed to approve the management performed by the Management Board and the supervision performed by the Supervisory Board during Fiscal 2001 and to discharge the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during Fiscal 2001. The discharge only applies to matters actually stated in the statutory annual accounts.

The Supervisory and Management Boards Recommend A Vote FOR Item Four (B).

AGENDA ITEM FIVE:

PROPOSAL TO SET THE NUMBER OF THE SUPERVISORY BOARD AT EIGHT, TO APPOINT EIGHT MEMBERS AND TO APPROVE MEMBERS' COMPENSATION

Article 18.1 of the Articles of Association of the Company provides that the Supervisory Board shall consist of such number of members as the general meeting of shareholders may from time to time determine, with a minimum of three members. On May 14, 2002, the Supervisory Board approved a resolution setting the number of members of the Supervisory Board at eight for the time being.

Article 18.1 of the Articles of Association of the Company further stipulates that Supervisory Directors are appointed by the general meeting of shareholders, upon the Supervisory Board having made a non-binding nomination for each vacancy. The Supervisory Directors are appointed for a 1 year term. Pursuant to Article 18.2, persons who are appointed to the Supervisory Board at the Annual Meeting will serve until they are replaced by a vote of shareholders.

On May 14, 2002, the Supervisory Board approved a resolution making non-binding nominations of the following persons for appointment to the Supervisory Board:

Patricia Barbizet Ms. Barbizet is a member of the Supervisory Board and serves as a member of its Audit Committee. Ms. Barbizet is Executive General Director of Artemis S.A. In addition, Ms. Barbizet is a member of the supervisory board of PPR. Ms. Barbizet is also a member of the boards of several operating companies affiliated with Artemis S.A. and Pinault Printemps Redoute ("PPR"), respectively. She is 47 years of age.

Adrian D. P. Bellamy Mr. Bellamy is a member of the Supervisory Board and serves as its Chairman and as a member of its Remuneration Committee. Mr. Bellamy is Chairman and a director of The Body Shop Inc., director of The Body Shop International PLC, The GAP, Inc., Williams-Sonoma, Inc., and Reckitt-Benckiser PLC. Mr. Bellamy was Chairman and Chief Executive Officer of DFS Group Limited, a specialty retailer. He is 60 years of age

Aureliano Benedetti Mr. Benedetti is a member of the Supervisory Board and serves as a member of its Audit Committee. Mr. Benedetti currently serves as the Chairman of the board of directors of Cassa di Risparmio di Firenze SpA, Centro Vita Assicurazioni SpA, Eptaconsors SpA. In addition, Mr. Benedetti is Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. (Italian Banking Association). He also serves as a member of the Board of directors of several industrial and financial companies. He is 66 years of age.

Reto F. Domeniconi Dr. Domeniconi is a member of the Supervisory Board and serves as a member and Chairman of its Audit Committee. He has been a director of Nestle S.A. since 1996, when he stepped down as Executive Vice President in charge of Finance, Control and Administration, a position he had held since 1985. Dr. Domeniconi is also a member of the boards of directors of several international industrial and financial companies. He is 65 years of age.

Patrice Marteau Mr. Marteau is a member of the Supervisory Board and serves as a member of its Audit Committee. Mr. Marteau has been Corporate Secretary and Chief Financial Officer of PPR since 1995, when he stepped down as Corporate Secretary and Chief Financial Officer of FNAC, a PPR subsidiary. Prior to joining the PPR group, Mr. Marteau, among other things, served as Executive Vice President, Asia Pacific Region, responsible for the development and management of operating units, and as Corporate Controller with Danone. Prior to joining Danone in 1984, he held several financial accounting positions with Pechiney. He is 54 years of age.

François Henri Pinault Mr. Pinault is co-manager of Financière Pinault (parent of Artemis S.A.). In addition, Mr. Pinault is a member of the Board of Artemis S.A. and of the Supervisory Board of PPR. He is also a member of the Board of several operating companies affiliated with Artemis S.A. and PPR. He is 39 years of age.

Karel Vuursteen Mr. Vuursteen is a member of the Supervisory Board and serves as a member of its Remuneration Committee. Mr. Vuursteen has been Chief Executive Officer of Heineken N.V. until 25 April 2002. He also serves as a director of Heineken Holding N.V., AB Electrolux, Randstad Holding N.V., Head N.V. and De Nederlandse Staatsloterij. In addition, Mr. Vuursteen is Chairman of the advisory board of ING, Vice Chairman of the supervisory board of Nyenrode University and member of the supervisory board of Akzo Nobel N.V. and Koninklijke Ahold N.V. Prior to joining Heineken in 1991, Mr. Vuursteen served as Chief Executive Officer of Philips Lighting Company, North America, a subsidiary of Philips Electronics N.V. He is 60 years of age.

Serge Weinberg Mr. Weinberg is a member of the Supervisory Board and serves as a member of its Remuneration Committee. Mr. Weinberg is Chief Executive Officer and Chairman of the Management Board of PPR since 1995. Between 1990 and 1995, he served as Chief Executive Officer of Compagnie Française de l'Afrique Occidentale, a major trading company which later merged with the Pinault group, and, subsequently, Rexel. Prior to joining the PPR group in 1990, Mr. Weinberg served as President and CEO of Havas Tourisme and as Executive Director and member of the Board of Pallas Finance. Mr. Weinberg is also a member of the Board of several operating companies affiliated with PPR. He is 51 years of age.

It is proposed that the members of the Supervisory Board be set at eight for the time being and that Ms. Barbizet, Mr. Bellamy, Mr. Benedetti, Dr. Domeniconi, Mr. Marteau, Mr. Pinault, Mr. Vuursteen and Mr. Weinberg be appointed members of the Supervisory Board.

The list of nominees can be obtained free of charge by shareholders and other persons entitled to attend the Annual Meeting at the offices of the Company at Rembrandt Tower, Amstelplein No.1, 1096 HA Amsterdam, The Netherlands, at KAS-Associatie N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands (department of corporate clients), and at The Bank of New York, 101 Barclay Street, 22W, New York, NY 10286, U.S.A. (offices of Mr. Vinu Kurian) from the date hereof until the close of the Annual Meeting.

The Supervisory and Management Boards Recommend a Vote FOR Item Five, Including The Appointment of Ms. Barbizet, Mr. Bellamy, Mr. Benedetti, Dr. Domeniconi, Mr. Marteau, Mr. Pinault, Mr. Vuursteen and Mr. Weinberg As Members Of The Supervisory Board.

AGENDA ITEM SIX:

APPOINTMENT OF THREE PERSONS AS MEMBERS OF THE MANAGEMENT BOARD

Article 11.1 of the Articles of Association of the Company provides that the Management Board shall consist of such number of members as may be determined by the Supervisory Board. On May 14, 2002, the Supervisory Board approved a resolution setting the number of members of the Management Board at three for the time being.

Article 11.2 stipulates that members of the Management Board are appointed by the general meeting of shareholders upon the Supervisory Board having made non-binding nominations for each vacancy. Management Directors are appointed for a 1 year term. Pursuant to Article 11.1, persons who are appointed Managing Directors at the Annual Meeting will serve until they are replaced by vote of the shareholders.

On May 14, 2002, the Supervisory Board set the number of members of the Management Board at three for the time being and approved a resolution making non-binding nominations of Messrs. De Sole, and Cooiman, the incumbent members of the Management Board, and Mr. Ford, for appointment to the Management Board.

Domenico De Sole Mr. De Sole is currently the Chairman of the Management Board and the President and Chief Executive Officer of the Company. He was appointed President and Chief Executive Officer in July 1995. He also serves as a member of the Board of Directors of certain of the Company's operating subsidiaries. From October 1994 until his appointment as Chief Executive Officer, Mr. De Sole was the Chief Operating Officer of Gucci. From 1984 to 1994, Mr. De Sole was President and Chief Executive Officer of Gucci America, Inc., Gucci's largest retail subsidiary. He is 58 years of age.

Thomas Ford Mr. Ford is the Creative Director of the Gucci Group and the Chief Designer for the Gucci and Yves Saint Laurent brands. Mr. Ford began his career with the Company in 1990 as Gucci's chief women's ready-to-wear designer, before becoming Design Director. Mr. Ford was the Design Director of Perry Ellis Women's America Division from 1988 to 1990 and Senior Designer of Cathy Hardwick from 1986 to 1988. He is 40 years of age.

Aart Cooiman Mr. Cooiman has been an executive of "Staten" Trust en Administratiekantoor B.V. since 1976. He is 60 years of age.

It is proposed that Messrs. De Sole, Ford and Cooiman be appointed members of the Management Board as follows:

Domenico De Sole	Chairman
Tom Ford	Vice Chairman
Aart Cooiman	Member

The Supervisory and Management Boards Recommend A Vote FOR Item Six, Including The Appointment of Messrs. De Sole, Ford and Cooiman As Members Of The Management Board.

AGENDA ITEM SEVEN:

EXTENSION OF AUTHORITY FOR MANAGEMENT BOARD TO REPURCHASE COMMON SHARES UNTIL JANUARY 15, 2004

Under Dutch law and Article 4.1 of the Articles of Association of the Company, the Company and its subsidiaries may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of the Company's issued share capital. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the general meeting of shareholders of the Company, which authorization may not continue for more than 18 months. Prior to the initial public offering of the Company's common shares in October 1995, the general meeting of shareholders authorized the Management Board to repurchase up to 10% of the outstanding share capital of the Company for 18 months from September 26, 1995. Such 18-month period has been extended by each subsequent general meeting of shareholders, most recently the 2001 general meeting which extended the authority to December 20, 2002.

It is proposed to extend the authorization previously granted by the shareholders to the Management Board to repurchase up to 10% of the outstanding share capital of the Company for an additional 18-month period from the date of the Annual Meeting, expiring on January 15, 2004.

The Supervisory and Management Boards Recommend A Vote FOR Item Seven.

AGENDA ITEM EIGHT:

PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION AND GRANT AUTHORIZATION TO EFFECTUATE SUCH AMENDMENTS

The Company's common shares currently have a par value of 2.23 Dutch guilders. Although Dutch law does not require Dutch companies to restate the par value of their shares in euro, the Supervisory Board feels that it would be advisable to do so. To effect the restatement, the Company has been advised to establish a new par value in euro that will be slightly higher (rather than slightly lower) in value than the current guilder amount, because the procedure to be followed to reduce par value is unduly complex and time consuming. In order to minimize the amount of the charge to the share premium reserve of the Company required by the restatement of the par value, the new par value will not differ significantly from the old par value.

Also, the Supervisory Board feels that, given the current and future composition of the Company's shareholder base, the duties and responsibilities of the members of the Supervisory Board, the remuneration of the members of the Supervisory Board should no longer be determined by the general meeting of shareholders. Pursuant to Dutch law, the articles of association of a company can provide that remuneration will be determined by another corporate body.. Therefore, it is proposed that the Supervisory Board determine their annual remuneration by resolution adopted by the unanimous vote of directors at a meeting at which all members are present (or represented).

In addition, the Board considers it appropriate to further amend the by-laws to provide that, if vacancies occur on the Board, the Board may appoint successor Supervisory Directors, up to one third of the Board, whose term will end at the next Annual General Meeting of shareholders and who will be subject to reappointment at said Annual General Meeting.

Finally, the Supervisory Board is proposing certain technical amendments described below in order to address recent changes to Dutch company law.

It is proposed that the shareholders approve amendments to the Articles of Association to accomplish the following:

I. After consultation with Euronext Amsterdam N.V. and the Company's listing agent, it is proposed that the Company adopt a new par value of 1.02 euro per ordinary share. The new par value of each share will require the Company to increase its share capital by 0.00808 euro per share. The amount by which the share capital is increased will be charged against the Company's share premium reserve (in an amount estimated to aggregate approximately €829,231.84).

II. It is proposed that Articles of Association be amended to provide that only registered shares will be issued. As a result, the existing bearer shares will be exchanged for registered shares. By so doing, the Company will not be required to reprint share certificates as a result of the restatement of the par value of the ordinary shares in euro. Further, the Company will save costs, as the administration of the shares will be simplified.

III. A proposal is currently circulating to amend the Dutch Civil Code to require that the discharge of managing directors and supervisory directors for their management and supervision must be a stand-alone item on the agenda of a company's annual general meeting. Although this has been the Company's practice since its annual general meeting of shareholders of 1998, it is proposed that the Company's Articles of Association be amended to require that the discharge of directors be considered as a separate agenda item..

IV. It is proposed that the Articles of Association be amended to enable the Supervisory Board to determine the remuneration of members of the Supervisory Board by resolution adopted by unanimous vote at a meeting at which all members are present (or represented).

V. It is proposed that the Articles of Association be amended to provide that, if vacancies occur on the Board, the Board may appoint successor Supervisory Directors, up to one third of the Board, whose term will end at the next Annual General Meeting of shareholders and who will be subject to reappointment at said Annual General Meeting.

VI. It is proposed that the Articles of Association be amended to remove references to "Amsterdam Exchanges N.V." and replace them with a reference to the new name of the stock exchange, "Euronext Amsterdam N.V."

VII. It is proposed that the Articles of Association be amended to shorten the period during which the books and records of the Company remain in the custody of a person designated for that purpose by the liquidators after the liquidation of the Company. As permitted by recent changes to Dutch corporate law, the period will be reduced from ten to seven years.

The shareholders will be asked to authorize any and all lawyers and paralegals practicing with the law firm of De Brauw Blackstone Westbroek N.V., the Company's Dutch corporate counsel, to apply for the required ministerial declaration of no-objection to the draft deed of amendment of the Articles of Association, to amend such draft as may appear necessary to obtain such declaration of no-objection or as may be advised by the Ministry of Justice, as well as to execute the notarial deed of amendment to the Articles of Association.

The Supervisory and Management Boards Recommend A Vote FOR Item Eight.

AGENDA ITEM NINE

AMENDMENT TO THE COMPANY'S INCENTIVE STOCK OPTION PLAN AND ADOPTION OF FRENCH PLAN

The Company's Incentive Stock Option Plan consists of several substantially similar plans adopted by the Company and certain of its subsidiaries (collectively, the "Incentive Plan"). The purpose of the Incentive Plan is to enable the Company and its subsidiaries to attract, retain and motivate officers, directors and employees by awarding options to purchase common shares or by awarding stock appreciation rights. The Incentive Plan is administered by a committee of the Supervisory Board. The committee has the authority, among other things, to grant options and to determine the terms and conditions of the options, including the vesting schedule and terms of forfeiture or termination of options, subject to such limitations, if any, as may be included in the Incentive Plan or under applicable law. The committee considers recommendations made by the Chief Executive Officer. The exercise price for options is payable in cash. The options may or may not meet the criteria necessary to qualify for beneficial tax treatment to the optionees under applicable tax laws, including incentive stock option treatment under Section 422 of the U.S. Internal Revenue Code of 1986, and the committee may determine whether to issue options that do or do not satisfy such criteria. The tax consequences of the grant and exercise of options for the Company and its subsidiaries, on the one hand, and for the holders of options, on the other hand, differ from country to country. The Incentive Plan may be amended, suspended or terminated by the Supervisory Board (or the board of directors of the relevant subsidiary of the Company), provided that no amendment may alter or impair the rights of the holder of any option without such holder's consent. The approval of the general meeting of shareholders is not required for the amendment, suspension or termination of the Incentive Plan, except as expressly otherwise provided in the amendments described below. The Incentive Plan terminates on September 26, 2005 and no further options may be granted thereafter, subject to possible extension of the term of the Incentive Plan by the Supervisory Board. Termination of the Incentive Plan shall not affect options granted prior to the termination date and shall not affect the rights of the holders of such options. The rules of the Incentive Plan in certain countries, including France, may differ in certain respects.

Subject to the approval by the shareholders at the Annual Meeting, the Incentive Plan has been amended to increase the number of common shares reserved for issuance under the Incentive Plan and to make certain technical changes. When originally adopted in September 1995, the Incentive Plan provided for the reservation of a total of 2,514,444 common shares for issuance. At subsequent annual general meetings, the shareholders approved amendments of the Incentive Plan to provide for the reservation of additional common shares, increasing the total number of common shares reserved under the Incentive Plan to 16,014,444.

At various times up to June 1, 2002, the Company granted options under the Incentive Plan to over 1000 employees to purchase an aggregate of 15,810,037 common shares (net of cancellation) at exercise prices ranging from U.S.$22.00 per share to U.S.$135.00 per share. As of June 1, 2002, there were options for 9,561,925 common shares of the Company outstanding.

As of June 1, 2002, by reason of options granted and options cancelled through such date, the Company only had the capacity to grant further options with respect to 204,407 common shares. In order to give the Supervisory Board the flexibility to provide additional equity-based financial incentives and compensation to existing and future officers, directors and employees, particularly in light of the Company's previously announced acquisition program, it is proposed that the Incentive Plan be amended to provide for the reservation of a further 1,250,000 common shares.

Subject to approval by the shareholders at the Annual Meeting, the Company has adopted or will adopt an amended and restated incentive stock option plan for the French subsidiaries of Gucci Group N.V. (the "French Plan"), which is substantially similar to the plans currently applicable to the French subsidiaries and other subsidiaries of the Company that have adopted plans. The French Plan will facilitate the grant of options employees, officers and eligible directors of the French subsidiaries on substantially the same terms as the options granted by the Company and its other subsidiaries that have heretofore adopted stock option plans as part of the Company's Incentive Plan. As part of the Company's Incentive Plan, options granted pursuant to the French Plan will be subject to the aggregate limitations on the number of common shares subject to options that are described in the preceding paragraphs. Approval of the amended and restated French Plan is being sought for technical reasons on the advice of French legal counsel.

Copies of the Incentive Plan appear as exhibits to a Registration Statement on Form S-8 that has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Company will provide copies of the Incentive Plan (as proposed to be amended) and of the Registration Statement on Form S-8 without charge to any shareholder requesting a copy in writing. In addition, the Registration Statement on Form S-8, including copies of the Incentive Plan and any other exhibits thereto, as well as other information regarding the Company, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at The Woolworth Building, 233 Broadway, New York New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material and other information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Supervisory and Management Boards Recommend A Vote FOR Item Nine.

Please sign, date and return the accompanying attendance form or proxy card at your first convenience.

The Management Board

Domenico De Sole,
Chairman of the Management Board

June 14, 2002

ATTENDANCE FORM

TO:
The Bank of New York.
101 Barclay Street, 22W,
New York, NY 10286,
U.S.A.
(offices of Mr. Vinu Kurian)
Facsimile: 001 212 462 6215

GUCCI GROUP N.V.

Annual General Meeting of Shareholders

July 15, 2002

The undersigned, holder of registered (Type II) shares (with share certificate numbers through) of Gucci Group N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held at the Amstel Intercontinental Hotel, Professor Tulpplein, No 1, 1018 GX Amsterdam, The Netherlands on Monday July 15, 2002, at 11:00 a.m., or any adjournment or adjournments thereof, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/causes this form to be duly executed by its authorized officers at this day of 2002.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder)

If the shares are held jointly, each registered holder must sign. *Notification should be received no later than 12:00 p.m. (New York time) on July 12, 2002 at the office of The Bank of New York.*